Exhibit 99.4

Jeffrey Volk

Alamos Gold Inc.

181 Bay Street, Suite 3910

Toronto, ON M5J 2T3

CONSENT OF QUALIFIED PERSON

January 25, 2017

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marches financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, Yukon

Superintendent of Securities, Northwest Territories

Superintendent of Securities, Nunavut

Dear Sirs/Mesdames:

I, Jeffrey Volk, CPG, FausIMM, Director – Reserves and Resources of Alamos Gold Inc., consent to the public filing of the technical report titled “Technical Report for the Young-Davidson Mine, Matachewan, Ontario” and dated January 25, 2017 (the “Technical Report”) by Alamos Gold Inc. (the “Issuer”). I also consent to any extracts from or a summary of the Technical Report in the preliminary short form prospectus (the “Prospectus”) dated January 25, 2017 of the Issuer.

I certify that I have read the Prospectus being filed by the Issuer and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Yours truly,

/s/ Jeffrey Volk
Name: Jeffrey Volk, CPG, FausIMM Title: Director – Reserves and Resources Company: Alamos Gold Inc.